Exhibit E-3

Eidos PLC – Directorate Change
RNS Number:7334U

Eidos PLC

18 April 2002

EIDOS PLC: BOARD CHANGES

APPOINTMENT OF NON-EXECUTIVE CHAIRMAN

Eidos plc ("Eidos'') announces today the appointment of John van Kuffeler as Non-Executive Chairman, with immediate effect. Current Executive Chairman, Ian Livingstone, will remain on the Board and assume the role of Creative Director and continue with his full time executive responsibilities.

Commenting on the appointment of John van Kuffeler, Ian Livingstone, said:

"I welcome John van Kuffeler to the Board, who will bring his considerable public company expertise to Eidos. My appointment as Creative Director will enable me to hand over my responsibilities as Chairman, and allow me to focus full time on what I enjoy the most which is the design and creation of new games.''

Commenting on the appointment of John van Kuffeler as Chairman, Mike McGarvey, Chief Executive said:

"I am delighted that John is joining the Group. He brings significant financial and public company experience relevant to the opportunities that face Eidos. We expect him to make a substantial contribution to the future development of the Group.''

The Board would like to record its appreciation to Ian, for having undertaken the role of Chairman over the past six years, Ian's appointment as Creative Director will allow him to return full time to assist in securing new game franchises for Eidos.''

There are no details that are required to be disclosed under paragraphs l6.4(a) or 6.F.2(b)to(g) of the Listing Rules of the UK Listing Authority.

Enquiries:

Eidos plc:
Michael McGarvey, Chief Executive Officer 020 8636 3000
Ian Livingstone, Creative Director

Brunswick:
Jonathan Glass 020 7404 5959
Alison Howard
John van Kuffeler 01274 731 111

Notes to editors:

Ian Livingstone

Ian Livingstone has served as Chairman of Eidos' Board of Directors since October 1995. From May 1994 to October 1995 Mr. Livingstone served as Managing Director of Domark. In 1975, he co-founded Games Workshop Limited and launched "Dungeons & Dragons'' in Europe.

Since 1982, he has authored and co-authored the "Fighting Fantasy'' series of interactive gamebooks, which have sold in excess of 14 million copies worldwide. In 2000 he was awarded an Honorary Doctorate by the University of Abertay Dundee for his services to computer gaming.

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John van Kuffeler MA, FCA

John van Kuffeler is Chairman of Provident Financial PLC; Fleming Technology Trust PLC; Finsbury Smaller Quoted Companies Trust PLC; and Huveaux PLC. Prior to taking up these appointments he was Chief Executive of Provident Financial PLC (1991-1996) and Brown Shipley Holdings PLC (1988-1991).

This information is provided by RNS

The company news service from the London Stock Exchange

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